Exhibit 99.1

KANZHUN LIMITED Announces Cybersecurity Review in China

BEIJING, July 5, 2021 — KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ), a leading online recruitment platform in China, today announced that pursuant to the announcement posted by the Cyberspace Administration of China on July 5, 2021, the Company is subject to cybersecurity review by the authority. During the review period, “BOSS Zhipin” app is required to suspend new user registration in China to facilitate the process.

The Company will fully cooperate with the PRC government authority during the review process. The Company plans to conduct a comprehensive examination of cybersecurity risks and continue to enhance its cybersecurity awareness and technology capabilities.

Apart from the suspension of new user registration of the “BOSS Zhipin” app in China, the Company maintains normal operations.

About KANZHUN LIMITED

KANZHUN LIMITED (Nasdaq: BZ) operates the largest online recruitment platform BOSS Zhipin in China in terms of average MAU in 2020. Established seven years ago, the Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process.

Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion. The company has a vision to redefine every individual’s career development with technology and a passion towards delivering user satisfaction by optimizing efficiency, equality and choice.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Email: ir@kanzhun.com